Exhibit 99.2

THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of
The Descartes Systems Group Inc. (the “Corporation”)
Held on June 11, 2026 by way of online webcast

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 74,355,358 which represented 86.53% of the 85,927,027 common shares of the Corporation that were outstanding on April 27, 2026.

1.	Election of Directors

By ballot, the following nine individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:

Deepak Chopra
Eric Demirian
Dennis Maple
Jane Mowat
Chris Muntwyler
Jane O’Hagan
Edward Ryan
John Walker
Laura Wilkin

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	72,024,934	98.91%	790,882	1.09%
Eric Demirian	68,897,184	94.62%	3,918,633	5.38%
Dennis Maple	70,831,018	97.27%	1,984,798	2.73%
Jane Mowat	72,631,099	99.75%	184,718	0.25%
Chris Muntwyler	71,769,776	98.56%	1,046,041	1.44%
Jane O’Hagan	71,265,855	97.87%	1,549,962	2.13%
Edward Ryan	72,403,034	99.43%	412,783	0.57%
John Walker	69,848,259	95.92%	2,967,558	4.08%
Laura Wilkin	72,541,214	99.62%	274,603	0.38%

2.	Appointment of Auditors

By ballot, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

The report on ballot provided by the scrutineers at the Meeting in respect of the shared voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
73,717,094	99.14%	638,264	0.86%

3.	Amendment of Shareholder Rights Plan

On a vote by ballot, the resolution proposed by management of the Corporation to make certain amendments to the Corporation’s Shareholder Rights Plan was approved:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
70,718,313	97.12%	2,097,504	2.88%

4.	Say-On-Pay

By ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
68,974,850	94.73%	3,840,966	5.27%

DATED at Toronto, Ontario this 11th day of June 2026.

THE DESCARTES SYSTEMS GROUP INC.

By: /s/ Peter Nguyen
Name: Peter Nguyen
Title: General Counsel and Corporate Secretary